

April 2, 2019

Craig S. Comeaux
Secretary
Argo Group International Holdings, Ltd.
110 Pitts Bay Road
Pembroke HM 08, Bermuda

> **Re:** **Argo Group International Holdings, Ltd.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on March 26, 2019 by Argo Group International Holdings, Ltd.**
> **File No. 001-15259**

Dear Mr. Comeaux,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. Notwithstanding the disclosure that appears on page 94 regarding the registrant's Annual Report, please advise us, with a view toward revised disclosure, how Argo complied with or intends to comply with Rule 14a-3(b)(1) and Rule 14a-3(b)(10).

Broker Non-Votes, page 6

2. Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record cannot vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

Proxy Solicitation, page 7

3. Please revise the disclosure to quantify the total cost of the solicitation to date above what the registrant normally expends for uncontested solicitation for the election of directors, including attorney fees, litigation costs, and other charges that have been incurred to date.

Refer to Item 4(b)(4) of Schedule 14A and corresponding Instruction 1 thereto which together require disclosure of costs "in furtherance of, or in connection with" the solicitation as well as "other costs incidental to the solicitation." At present, it appears unclear as to how the registrant intends to calculate and disclose the required quantitative information.

Proposal 1 – Election of Class III Directors, page 22

4. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

5. We noticed that each person nominated for election has agreed to serve if elected. Please advise us, with a view toward revised disclosure, whether or not each of those persons has also consented to be named in the proxy statement. Refer to Rule 14a-4(d)(1).

Form of Proxy

6. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests that the right to use discretionary authority is absolute inasmuch as it can be exercised "on any other matters."

7. Voting boxes that would give security holders an option to vote "for" items 9-12 have not been included. If not inadvertent, please advise us, with a view toward revised disclosure, why the omission of this option is not inconsistent with Rule 14a-4(b)(2).

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Thomas J. Kim, Esq.